February 3, 2012

Andrew D. Mew

Accounting Branch Chief

Donna Di Silvio

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549-7010

Dear Mr. Mew and Ms. Di Silvio:

We are in receipt of your letter dated January 12, 2012 regarding our Form 10-K for the fiscal year ended September 24, 2011 filed December 2, 2011. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies, page 21

1.	We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please expand your discussion to indicate how accurate your estimates have been in the past and whether they are likely to change in the future. See Item V of SEC Release Nos. 33-8350/34-48960. Also, please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements.

Response: As disclosed in Note 1 of the footnotes to our financial statements the identified error resulted in the understatement of our self-insurance liabilities over multiple fiscal years through September 25, 2010. Although the impact of the errors was not material to any individual year, we believe this indicates that our estimate of future claim settlements was understated. We have revised our methods for calculating loss development factors that are applied to claims data and believe that the revised methods will result in a more accurate estimate in future years. In addition to the disclosures in Note 1, our Note 5, “Supplementary Balance Sheet Information – Accrued Expenses and Current Portion of Other Long-Term Liabilities,” lists the year end balances of our

February 3, 2012

self-insurance liabilities at September 24, 2011 and September 25, 2010, and total employee insurance expense for each of the fiscal years ended September 2011, 2010 and 2009. We believe these disclosures meet the requirements of Regulation S-X for financial statements disclosures and schedules.

In response to the staff’s comment and Item V of SEC Release Nos. 33-8350/34-48960, in future filings we will revise our critical accounting policy for self-insurance to include the following statement:

In fiscal 2011 the Company refined its methods for calculating self-insurance liabilities which resulted in a significant increase to the previously reported estimate. The Company believes the amounts accrued under the revised method are adequate; however, future accruals may fluctuate if historical trends are not predictive of the future.

Item 9A. Controls and Procedures, page 36

2.	Please tell us if you considered whether or not your original disclosures in management’s annual report on internal controls over financial reporting continue to be appropriate in light of the restatement of previously reported consolidated financial statements disclosed beginning on page 50 as well as whether you reevaluated the appropriateness of your prior disclosures regarding the effectiveness of your disclosure controls and procedures. Please revise to supplement your disclosure with any necessary revisions.

Response: As disclosed in Note 1 to our financial statements, the error in our self-insurance estimate resulted from the inappropriate application of our loss development factors to claims administrator data and represented 0.7% of total liabilities and reduced net income by approximately 3% in 2009 and 2010. We concluded, based on our evaluation of relevant quantitative and qualitative factors, that the identified corrections were immaterial to our individual prior period consolidated financial statements. We also considered the impact of the corrections on our disclosures included in our annual report on internal controls over financial reporting and our disclosures regarding the effectiveness of our disclosure controls and procedures. When making our evaluation of quantitative and qualitative factors we considered the magnitude of the misstatement resulting from the deficiency; the nature of the deficiency; and the effectiveness of other internal controls over financial reporting. Based on our analysis of these and other factors we determined that the disclosures regarding the effectiveness of our disclosure controls and procedures continued to be appropriate.

We also note that our independent auditors are required to assess our internal controls over financial reporting at each year and are required to modify their report if, among other things, elements of our annual report on internal controls are incomplete or improperly presented. The independent auditors’ report as of September 24, 2011 did not include any such modification.

February 3, 2012

Financial Statements and Notes

Note 5. Supplementary Balance Sheet Information, page 56

3.	Refer to the Other Long-Term Liabilities table. Please tell us and disclose the nature of the line item “Non-qualified investment plan liability” within other long-term liabilities total.

Response: The Non-qualified investment plan liability relates to our non-qualified investment plan discussed in Note 9, “Employee Benefit Plans”. The plan provides benefits to certain employees subject to limited participation in our 401(k) feature of our Investment Profit Sharing Plan also described in Note 9. Cumulative employee and employer contributions to the Nonqualified Investment Plan are recorded in Other Long-Term Liabilities on our Balance Sheet in accordance with plan provisions.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours, Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman Chief Financial Officer